November 9, 2018

Li-Lan Cheng
Chief Financial Officer
Leju Holdings Limited
15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home Dongcheng District, Beijing 100022
People's Republic of China

       Re: Leju Holdings Limited
           Form 20-F for the fiscal year ended December 31, 2017
           Filed April 26, 2018
           File No. 001-36396

Dear Mr. Cheng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities